CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net Web: www.cibt.net

TSX.V: CPT

March 25, 2008

OTC.BB (US): CBTGF

CIBT Unveil Plans to Expand Presence to South Korea

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that it has signed a Memorandum of Understanding (“MOU”) with the Gwangyang Bay Free Economic Development Zone Committee (the “Committee”).  The MOU is to begin our planning process to establish a CIBT/Sprott-Shaw College in the Gwangyang Bay Special Economic Zone of South Korea. The Committee will assist CIBT in identifying a suitable location for the campus, seek subsidies from the national and regional governments, and also establish academic ties with local education authorities.  This strategic move is part of the Company’s Pan-Asia expansion strategy to begin its plans to reach beyond China and into other Asia Pacific countries.

Toby Chu, President & CEO of CIBT Education Group commented, “Our intention to expand our presence to South Korea is part of our overall strategy and vision to create a Pan-Asian economic circle in the region using China as our regional headquarters supporting our advanced western education platform.  Students from member countries of CIBT Group (the Philippines, Thailand, Malaysia, India, Vietnam, South Korea, and China) will be able to earn a Canadian or US diploma at any of our locations.  Students can also gain international exchange experience while seeking job opportunities working in well developed Asian and North American economies such as Singapore, Hong Kong, South Korea, Canada, and the United States.”

A recent report by the Canadian Broadcast Corporation (“CBC”) showed the initiative the Saskatchewan government has taken to recruit qualified nurses from Asia to work in their province.  Also, on February 15, 2008, British Columbia’s Ministry of Economic Development announced its commitment to establish a presence in India, on top of its current presence in China, and Japan, as they see the Asia-Pacific region to be a boon to British Columbia’s long-term prosperity.  According to BC’s Ministry of Economic Development, it is estimated that increased connections in this region can spawn $77 billion in increased trade and 255,000 new jobs by 2020.

About Gwangyang Bay:

Located at the cross-road between China and Japan, Gwangyang Bay (“GYB”) is the gateway into Northeast Asia.  With its state-of-the-art logistics network, GYB is at the forefront of South Korea’s container management facilities and is expected to become a major cargo artery between Asia and Europe.  POSCO, the world’s largest steel maker is located in GYB.  GYB is strategically positioned to link with main international sea routes and is very close to China’s major shipping ports, making it one of the best places for container trans-shipment.  The GYB government is creating an international learning environment by proactively administering policies to induce foreign institutions of higher learning to come and invest into GYB.  The South Korean government expects to have GYB fully developed with supporting infrastructure by 2020.

About CIBT Education Group Inc.:

CIBT Group is an education management and investment company with a special focus on the global education market.  Its two subsidiaries, CIBT School of Business & Technology Corp. and Sprott-Shaw Community College possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of 44 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines.  CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence to over 50 CIBT teaching locations in China by 2010 and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India.

CIBT Education Group Inc.

/s/ Toby Chu

Toby Chu

President & CEO

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